BluePhoenix Acquires CePost, an Innovative
Report Modernization Software Company

The Acquisition Will Enable BluePhoenix to Expand
Its Wide Range of Solutions to Include Non-invasive Modernization Products

Herzlia, Israel - January 12, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has signed a share purchase agreement to acquire all of the outstanding shares of CePost, an innovative software company that develops and markets leading software solutions for Electronic Document Mining, Management and Presentment.  The immediate direct contribution to BluePhoenix results will not be material. However, CePost's products are considered valuable as they can generate added value for customers looking to modernize their systems by utilizing a non-invasive approach.

Over the last four years, CePost has gained market recognition with installations at major financial, insurance and commercial organizations in Israel such as: Leumi Bank which have led to significant cost savings and marketing advantages. They achieved this impressive track record by offering easy-to-use and easy-to-implement solutions that intelligently mine text and reports, converting the information originally generated by legacy systems into Web-enabled formats such as HTML, XML and XSL. Accessing this wealth of legacy information and then selectively transforming it for Web based-display solves one of the big challenges organizations are facing these days, the reuse of existing text based reports and information. CePost's offerings thus enable medium and large organizations to offer their customers immediate graphical display and Web-based delivery of invoices, statements, bills, reports, policies, and more.

"As part of our long-term strategy to increase the measurable added value that our solutions bring to our customers, we are focusing on expanding the capabilities of our range of Modernization offerings," added Arik Kilman, CEO of BluePhoenix Solutions.
"The CePost acquisition will allow us to offer our customers non-invasive modernization solutions in addition to our already extensive line of Understanding, Migration, Transformation, and Redevelopment solutions. Additionally, CePost's solutions are particularly useful in the financial services market in which we already have a strong customer base.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services is based on a two-step process - Understanding and Implementation (Migration, Transformation and Redevelopment). BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com